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Exhibit (a)(10)


HOTEL RESERVATIONS NETWORK COMPLETES TENDER OFFER FOR TRAVELNOW.COM

    DALLAS, Feb. 12 /PRNewswire/ -- Hotel Reservations Network, Inc. (HRN) (Nasdaq: ROOM) today announced that it has accepted for purchase all validly tendered shares of common stock of TravelNow.com Inc. (Nasdaq: TNOW).

    Based on a preliminary estimate, at the expiration of the tender offer at midnight on Friday, February 9, 2001, TravelNow stockholders had tendered 9,617,990 shares of TravelNow common stock (including 974,326 shares subject to guaranteed delivery), which together represent approximately 87.76 percent of TravelNow common stock on a fully diluted basis. Payment for shares tendered will be made promptly through Mellon Investor Services, L.L.C., the depositary for the tender offer. When combined with the shares of TravelNow common stock previous owned by HRN, and after payment of the tendered shares, HRN will own approximately 97.62% of the outstanding shares of TravelNow on a fully diluted basis.

    HRN also announced that it expects, this week, to complete its acquisition of the entire equity interest in TravelNow in a merger providing for non-tendering holders of TravelNow common stock to receive the same $4.16 cash price per share as provided in the tender offer.

    Hotel Reservations Network, Inc. is the Internet's #1 provider of discount hotel accommodations and supplier of room availability during sold out periods. In addition, HRN provides travelers with access to vacation rentals, including vacation timeshare properties, condominiums and other managed vacation properties. HRN supplies travelers with an easy-to-use, one-stop source for the guaranteed lowest hotel rates and vacation rentals through its Websites, http://www.hoteldiscount.com, http://www.180096hotel.com and http://www.condosaver.com, over 4,200 affiliate Websites, and HRN's 24x7 toll-free call center (1-800-96-HOTEL). HRN provides hotel accommodations at over 2,600 hotels in more than 103 major markets in North America, the Caribbean, Western Europe and Asia and vacation rentals at approximately 113 properties in 17 markets in North America and the Caribbean. For more information about HRN, visit the Company's websites at http://www.hoteldiscount.com and http://www/180096hotel.com. Located in Dallas, Texas, HRN is a majority-owned subsidiary of USA Networks, Inc.'s (Nasdaq: USAI) Information and Services Unit.

    Launched in 1995, TravelNow (Nasdaq: TNOW) was among the very first real-time hotel reservation services on the Internet. TravelNow was also the first Internet travel site to provide consumers with the capability to initiate a wireless hotel reservation. Through its network of over 12,000 affiliates, as well as its own Website, http://www.travelnow.com, TravelNow provides competitive rates for more than 40,000 hotels in 5,000 cities and 140 countries. Additionally, the Company offers discounts of up to 65 percent on 7,000 hotels around the world. In addition, TravelNow offers car, air, rail and cruise reservations at http://www.travelnow.com.

SOURCE  Hotel Reservations Network, Inc.

Web site:  http://www.hoteldiscount.com
           http://www/180096hotel.com
           http://www.travelnow.com

CONTACT: Media - Lois Fuhr of Fuhr & Associates, 425-788-7878, lfuhr@fuhrassoc.com, for Hotel Reservations Network; or Investors
- Mel Robinson of Hotel Reservations Network, 214-361-7311, ext.1034, mrobinson@hoteldiscount.com